UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14f-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

PRETORIA RESOURCES TWO, INC.
(Exact name of registrant as specified in its corporate charter)

000-52901

(Commission File Number)

Nevada	16-0383696
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

20 West Park Avenue, Suite 207, Long Beach, NY 11561

(Address of principal executive offices)

(516) 442-1883

(Registrant’s telephone number, including area code)

 _____________________________________________

 (Former name or former address, if changed since last report.)

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF PRETORIA RESOURCES TWO, INC. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

Approximate Date of Mailing: April 6, 2015

PRETORIA RESOURCES TWO, INC.

20 West Park Avenue

Suite 207

Long Beach, NY 11561

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN MAJORITY OF THE BOARD OF DIRECTORS

April 6, 2015

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.0001 per share, of Pretoria Resources Two, Inc., a Nevada corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF SAND HILLS, INC. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Ronald Williams, President, Pretoria Resources Two, Inc., 20 West Park Avenue, Suite 207, Long Beach, NY 11561, telephone (516) 442-1883.

By Order of the board of directors
Ronald Williams
President

Long Beach, New York

April 6, 2015

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.

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INTRODUCTION

This Information Statement is being furnished to stockholders of record as of the close of business on April 4, 2015 (the “Record Date”) of the outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”), of Pretoria Resources Two, Inc., a Nevada corporation (the “Company”), in connection with an anticipated change in majority control of our board of directors (the “Board”) other than at a meeting of our stockholders. Pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), such change in majority control of the Board may not occur earlier than ten days after the later of the date of the filing of this Information Statement with the Securities and Exchange Commission (the “SEC”) or the date on which we mail this Information Statement to holders of record of our Common Stock on the Record Date. Accordingly, the change in a majority of our directors pursuant to the Merger Agreement and the Merger (each as defined herein) will not occur until at least 10 days following the mailing of this Information Statement and, in all events, not prior to the closing of the Merger Agreement (the “Effective Time”). This Information Statement will be mailed on or about April 6, 2015 to our stockholders of record on the Record Date.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER SOLELY IN CONNECTION WITH A CHANGE IN THE MAJORITY OF THE COMPANY’S BOARD OF DIRECTORS.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND US A PROXY. YOU SHOULD READ THIS INFORMATION STATEMENT CAREFULLY, BUT ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

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CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

Merger

On April 6, 2015, Pretoria Resources Two, Inc., a Nevada corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, BTND Merger Sub, LLC, a Colorado limited liability company and wholly-owned subsidiary of the Company (“Merger Sub”), BTND, LLC, a Colorado limited liability company (“BTND”), the members of BTND (the “Members”), and Titan Asset Advisors, LLC, a Delaware limited liability company (“Titan”), as to certain limited provisions. Pursuant to the Merger Agreement, Merger Sub will merge with and into BTND (the “Reverse Merger”), with BTND surviving the Reverse Merger as a wholly-owned subsidiary of the Company.

At the effective time of the Reverse Merger, which will occur when we file a statement of merger with the Secretary of State of Colorado (the “Effective Time”), each membership interest of BTND would be converted into the right to receive restricted shares of the Company’s common stock such that the Members would receive, in the aggregate, 9,911,000 shares of the Company’s common stock equal to 90.1% of the aggregate number of shares of common stock outstanding after giving effect to the closing of the transactions contemplated by the Merger Agreement.

As additional consideration for the acquisition of control of the Company by the Members, BTND has agreed to pay to Titan the sum of $199,000.00 by issuing to Titan a promissory note in the principal amount of $199,000.00 which shall be payable from the proceeds received by the Company from the first sale of securities by the Company after the Effective Time from which it receives gross proceeds equal to at least $2.0 million (the “Titan Note”). The Titan Note bears interest at the rate of 1% per annum.

Pursuant to the terms of the Merger Agreement, our board of directors, of which Bryan Glass is the sole current member, will appoint the following persons to serve as directors and officers of the Company: Gary Copperud, as Chairman of the Board, President, Chief Executive Officer and Chief Financial Officer and Director; and Jeffrey Zinnecker as Director. At such time, Bryan Glass will resign as our sole director and Ronald Williams will resign as our President.

The Merger Agreement contains customary representations, warranties, and covenants of the Company, BTND, and Merger Sub for a reverse triangular merger (and accompanying transactions). Subject to certain limitations, the parties agreed to indemnify each other for breaches of representations, warranties and agreements and certain other items.

Under the Merger Agreement, the parties entered into customary covenants and agreements, including, among others, (i) agreements to conduct their respective businesses in all material respects in the ordinary course between the execution of the Merger Agreement and the closing date, (ii) not to sell or issue any securities, and (iii) not to engage in specified kinds of transactions between the execution date of the Merger Agreement and the closing date, including, without limitation, merging or consolidating with any other party; acquiring a material amount of stock or assets of any other party; effecting any business combination, recapitalization or similar transaction with any other party; amending the organizational documents; in each case, without the other party’s consent.

The consummation of the Reverse Merger is subject to, among other things, certain customary conditions to closing, including without limitation, (i) completion of due diligence, (ii) there shall not have occurred a material adverse effect on the other party’s business, (iii) the accuracy of the other party’s representations and warranties and (iv) the other party’s compliance with its covenants and agreements contained in the Merger Agreement (in each case subject to customary materiality qualifiers).

Each party is required to use commercially reasonable efforts, among other things, to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by the Merger Agreement.

Pursuant to the Merger Agreement, Titan, an entity wholly owned by Bryan Glass, the principal stockholder and sole director of the Company, agreed to pay all costs and expenses of BTND in connection with the Reverse Merger and the first private offering of securities made by the Company after the Effective Time, including legal fees in an amount up to $20,000.00 (the “Assumed Expenses”).

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The Merger Agreement may be terminated by either party under certain circumstances, including, among others: (i) by mutual consent of the parties, (ii) if the closing of the Merger Agreement has not occurred by May 15, 2015; (ii) if any court or governmental authority shall have issued an order or taken any other action permanently prohibiting the Reverse Merger; (iii) in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in this Agreement which cannot be or which will not have been cured within 30 days of the giving of written notice to the breaching party of such breach; and (iv) if there shall have occurred prior to the closing date changes in applicable law that, in the aggregate, shall have a material adverse effect on any of the parties.

In the event of termination of the Merger Agreement, the Merger Agreement shall be void and neither party shall have any further liability or obligation to the other, except to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, in which case the terminating party shall have the right to pursue any remedies available to it at law or in equity. Titan’s obligations to satisfy the Assumed Expenses shall survive any termination of the Merger Agreement.

Under the Merger Agreement, the Reverse Merger may be unwound and the Merger Agreement terminated and cancelled in the event that the Company has not received gross proceeds from a private offering of its securities equal to at least $2.0 million by a date that is 90 days after the closing of the Reverse Merger, upon the determination of the Members who held a majority in interest of the membership interests in BTND prior to the Effective Time.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which we filed with the SEC as exhibit 2.1 to our Current Report on Form 8-K on April 6, 2015 in connection with our entry in the Merger Agreement.

As a result of the transactions provided for in the Merger Agreement, our Company would assume the business operations and strategy of BTND and enter into a new business. We would own and operate eight fast food restaurants in three states in the Midwest.

Change in Majority of board of directors and Executive Officers

Subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1, upon the Effective Time, the Company will expand the Board from one to two directors, each of whom will be directors designated by BTND.

On the Effective Time, Bryan Glass, our sole director, will resign from the Board and Ronald Williams, our sole officer, will resign as our President.

As of the Effective Time, Gary Copperud and Jeffrey Zinnecker will become members of our Board, with Mr. Copperud to serve as the Chairman of the Board. Mr. Copperud, the manger of BTND, will become our President, Chief Executive Officer and Chief Financial Officer.

Change in Control

If consummated, the Reverse Merger will result in a change-in-control of the Company.

VOTING SECURITIES

The Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders (or by written consents or authorizations if no meeting is held). Each share of Common Stock entitles the holder thereof to one (1) vote. As of the Record Date, there were 1,089,000 shares of Common Stock outstanding.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to the Reverse Merger

The following table sets forth the number of shares of Common Stock beneficially owned as of the Record Date by (i) each person who is known by us to beneficially own more than 5% of the outstanding shares of Common Stock; (ii) each of our directors and named executive officers as of the Record Date; and (iii) all officers and directors as a group as of the Record Date. The persons named in the table have sole voting power and investment power with respect to the Common Stock set forth opposite the stockholder’s name.

Percentages ownership calculations in the table are based on 1,089,000 shares of Common Stock as of the Record Date, at which date, there were no outstanding options, warrants or other securities convertible into or exercisable for shares of Common Stock. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company at 20 West Park Avenue, Suite 207, Long Beach, NY 11561.

Name Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Bryan Glass, Director	589,000	54.09%
Ronald Williams, President	450,000	41.32%
All officers and directors as group (2 persons)	1,039,000	95.41%

After Giving Effect to the Reverse Merger

The following table sets forth the number of shares of Common Stock beneficially owned, as if the Reverse Merger were consummated, by (i) each person who is known by us to beneficially own more than 5% of the outstanding shares of Common Stock; (ii) each of our directors and named executive officers as of the Effective Time; and (iii) all officers and directors as a group. Unless otherwise indicated in the table, the persons named in the table have sole voting power and investment power with respect to the Common Stock set forth opposite the stockholder’s name.

Percentages ownership calculations in the table are based on 11,000,000 shares of Common Stock outstanding after giving effect to the Reverse Merger. Unless otherwise specified, the address of each of the persons set forth below is in care of BTND at 405 West Main Street, West Fargo, ND 58078.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Directors and Officers
Gary Copperud, President, Chief Financial Officer and Director [1]	2,279,530	20.723%
Jeff Zinnecker, Director	2,279,530	20.723%
All officers and directors as group (2 persons named above)

5% Stockholders
Sally Copperud [1]	2,279,530	20.723%
Sam Vandeputte	1,040,655	9.4605
Trost Family Limited Partnership	1,040,655	9.4605
Bryan Glass 20 West Park Avenue Suite 207 Long Beach, NY 11561	589,000	5.354%

1. Husband and wife. Each disclaims any beneficial ownership over the other’s shares.

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CHANGE OF CONTROL

Other than as described in this Information Statement, management of the Company is not aware of any arrangements which may result in a change in control of the Company after the consummation of the Reverse Merger.

We anticipate that the shares of our common stock issued to the former members of BTND will be issued in reliance on exemptions from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).

As described above, pursuant to the Merger Agreement and upon the Effective Time, Bryan Glass will resign as the sole member of our Board and will appoint the following persons to serve as directors and officers of the Company: Gary Copperud, as Chairman of the Board, President, Chief Executive Officer and Chief Financial Officer and Jeffrey Zinnecker as Director. In addition, Ronald Williams will resign from all offices he holds with the Company. Because of the change in composition of our Board and the issuance of securities completed by the Merger Agreement, there will be a change of control of the Company on the Effective Time.

Our completion of the transactions contemplated under the Merger Agreement is subject to the satisfaction of certain contingencies set forth in the Merger Agreement. Consummation of the Reverse Merger is also conditioned upon, among other things, preparation, filing and distribution to our stockholders of this Information Statement. There can be no assurance that the proposed Merger Agreement that the Reverse Merger will be completed.

LEGAL PROCEEDINGS

As of the date of this Information Statement, our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transactions contemplated by the Merger Agreement. If any proposed director listed in the tables below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by BTND prior to the date the new directors take office.

Current Executive Officers and Directors

The following table sets forth certain information regarding our current directors and executive officers:

Name	Age	Position

Ronald Williams	46	President, Chief Executive Officer and Chief Financial Officer

Bryan Glass	40	Director

Ronald Williams has served as the President, Chief Executive Officer and Chief Financial Officer of the Company since December 17, 2014. Since January 2014, he has been a financial advisor registered with the SEC and FINRA and employed by Empire State Financial, Inc., an SEC registered and FINRA member broker-dealer. Mr. Williams is an officer and director of DRC Ventures, Inc., a shell company that had a class of stock registered under the Exchange Act and that had a business purpose similar to the Company’s. DRC suspended its duty to file reports under the Exchange Act in September 2014 without having consummated a business transaction. Since 2007, Mr. Williams has assisted start-up companies achieve their goals, initially in the entertainment industry. Mr. Williams has over ten years experience in the music business where he became familiar with all facets of the industry from artist management to music production. He founded a musical greeting card business “Lyrics To Go” in 2004 providing (custom) promotional music cards for companies such as Sony Pictures.

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Bryan Glass Has served as a director of the Company since December 17, 2014. Mr. Glass has been involved in the securities industry since 1996. Since January 2014, Mr. Glass has been the President and CEO of Empire State Financial, Inc., a full service FINRA member broker dealer established in 1971. From 2010 to 2012, he worked with Delta Equity Services through which he operated Bryan Glass Securities. From 2006 to 2010, he was a Vice President of Investments at Morgan Stanley. Mr. Glass is the sole owner of Titan, a party to the Merger Agreement.

Except as noted in this Information Statement, there are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

The term of office of our directors expires at the Company's annual meeting of stockholders or until his successor is duly elected and qualified. Directors are not compensated for serving as such. Officers serve at the discretion of the board of directors.

The Company has no employees other than Mr. Williams.

Directors and Executive Officers Following the Reverse Merger

The table below sets forth certain information concerning the individuals who are our executive officers and directors as of the date of this Information Statement prior to giving effect to the Reverse Merger, including their names, ages, anticipated positions with us. All such persons will resign from each position held by them at the times described elsewhere in this Information Statement.

Name	Age	Position

Gary Copperud	57	President, Chief Executive Officer, Chief Financial Officer and Director

Jeffrey A. Zinnecker	58	Director

Mr. Copperud will be appointed to serve as the President, Chief Financial Officer and a director of the Company as of the Effective Date. He was a founding member of BTND in 2007 and served as BTND’s general manager and chief financial officer since its inception, in charge of all of BTND’s operations. From 1998 through April 2007, he was a director of Sten Corp., resigning when BTND acquired Burger Time Corporation. In addition, Mr. Copperud served as the President of Sten’s Burger Time Acquisition Corporation subsidiary from July 2004 until his resignation in April 2007. From 1992 to 2013, Mr. Copperud was a partner in Peak to Peak Financial, LLC which acquired, developed and sold real estate. Since 1993, Mr. Copperud has been president/general manager of CMM Properties, LLC, an investment company with holdings in real estate and securities, located in Fort Collins, Colorado. Prior to that, Mr. Copperud was self-employed in the fields of securities and real estate investment and development.

Jeffrey A. Zinnecker will be appointed to serve as a director of the Company as of the Effective Date. He was a founding member of BTND in 2007 and, since March 2013, acted in the capacity of a director of BTND. Mr. Zinnecker is the president and principal owner of Zinncorp Inc., an information technology consulting company with offices in Minneapolis, Minnesota, which he founded in 1989. Prior thereto, Mr. Zinnecker was employed as a technology consultant for North States Power Company, now Xcel Energy.

Family Relationships

There are no family relationships among our directors or officers.

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Involvement in Certain Legal Proceedings

To the Company’s knowledge, none of our officers or our directors (current or incoming) have, during the last ten years:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•

had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

•

been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•

been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•

been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•

been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

To the Company’s knowledge, there are no material proceedings to which any current or incoming director, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Arrangements for Appointment of Directors and Officers

Pursuant to the Merger Agreement, upon consummation of the Reverse Merger, BTND has the right to appoint all of the directors of the Company and has the right to designate all of the executive officers of the Company, as described elsewhere in this Information Statement.

TRANSACTIONS WITH RELATED PERSONS

We do not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons that are required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Since the Company’s inception, present and former stockholders have loaned money to the Company to fund operations which loans were evidenced by a series of demand promissory notes bearing interest at the rate of 8% per year. On November 14, 2013, Gail Davis, our founder and initial stockholder, forgave all debt due to her in the aggregate principal amount of $15,000 plus all interest accrued thereon. On December 17, 2014, Allison Carroll, who previously served as a director and officer of the Company, forgave all debt due to her in the aggregate principal amount of $75,315 and all interest accrued thereon through the date such debt was forgiven.

Since inception, the Company has utilized office space provided by its officers free of charge.

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EXECUTIVE COMPENSATION

Compensation of Officers and Directors

The Company has not paid any compensation to any person since its inception. There are no contracts, agreements, plans or arrangements that provide for payments to the any person following, or in connection with the resignation, retirement or other termination of any person upon the change in control occasioned by the Reverse Merger.

Outstanding Equity Awards at Fiscal Year End

None of our executive officers has ever received any equity awards, including, options, restricted stock or other equity incentives and there are no equity awards outstanding as of the date hereof.

Compensation Plans

We have not adopted any compensation plans for the benefit of our employees, representatives or consultants.

SECTION 16 COMPLIANCE

Under Section 16(a) of the Exchange Act, the Company’s directors, executive officers and persons who own more than ten percent (10%) of our Common Stock are required to file with the SEC initial reports of ownership and reports of changes in ownership of the Common Stock and other equity securities of the Company. To the Company’s knowledge, based solely on a review of copies of such reports furnished to the Company during and/or with respect to the year ended December 31, 2014, the Company is not aware of any late or delinquent filings required under Section 16(a) of the Exchange Act in respect of Common Stock.

CORPORATE GOVERNANCE

Director Independence; Committees of the board of directors

The Company has not established its own definition for determining whether its directors and nominees for directors are “independent” nor has it adopted any other standard of independence employed by any national securities exchange or inter-dealer quotation system. Our securities are not quoted on an exchange that has requirements that a majority of our directors be independent and we are not currently otherwise subject to any law, rule or regulation requiring that all or any portion of our Board include “independent” directors, nor are we required to establish or maintain an audit committee or other committee of our Board.

The Board has not established an audit committee, nominating committee or compensation committee, nor adopted charters for any such committee; rather, the entire Board serves the functions of those committees. In addition, the Company does not have an audit committee financial expert serving on its Board. Given the nature of the Company’s business, its limited stockholder base and the current composition of management, the Board does not believe that the Company requires an audit committee, audit committee financial expert, compensation committee or a nominating committee at this time. The Board takes the position that management of the Company following the Reverse Merger will make a determination as to whether to establish an audit committee, nominating committee and compensation committee and to adopt charters for such committees that will be suitable for its operations.

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Current management cannot predict whether management of the Company following the Reverse Merger will adopt a definition of “independence” or establish any committees of the board, such as an audit committee, a compensation committee or nominating committee.

We do not have a policy regarding the consideration of any director candidates which may be recommended by our stockholders, including the minimum qualifications for director candidates, nor has our Board established a process for identifying and evaluating director nominees, nor do we have a policy regarding director diversity. We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our stockholders, including the procedures to be followed. Our Board has not considered or adopted any of these policies as we have never received a recommendation from any stockholder for any candidate to serve on our Board. Given our status as a “shell company”, we do not anticipate that any of our stockholders will make such a recommendation until after consummation of the Reverse Merger. While there have been no nominations of additional directors proposed, in the event such a proposal is made, all members of our Board will participate in the consideration of director nominees. In considering a director nominee, it is likely that our Board will consider the professional and/or educational background of any nominee with a view towards how this person might bring a different viewpoint or experience to our Board.

Board Meetings and Annual Meeting

During fiscal year ended December 31, 2014, our Board did not meet. We did not hold an annual meeting in 2014. In the absence of formal board meetings, the Board conducted all of its business and approved all corporate actions during the fiscal year ended December 31, 2014 by the unanimous written consent of its members, as permitted by and in conformity with the corporate laws of the State of Nevada.

Code of Ethics

The Company has not adopted a code of ethics. Given the nature of the Company’s business, its limited stockholder base and current composition of management, the board of directors does not believe that the Company requires a code of ethics at this time. The board of directors takes the position that management of the Company following the Reverse Merger will adopt a code of ethics that will be suitable for its operations.

Board Leadership Structure

Our board of directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As of the date of this Information Statement, the Company has had no active operations and believes that the separation of Chief Executive Officer and Chairman has not been necessary. The Company has no policy requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our board of directors the flexibility to establish the most appropriate structure for the Company at any given time. The Company currently has no independent directors.

Given that the Company has had no active operations and that the persons who serve as officers also serve as directors, there is no material need for risk management by the board of directors.

Board Involvement in Risk Oversight

Our management is principally responsible for defining the various risks facing the Company, formulating risk management policies and procedures, and managing our risk exposures on a day-to-day basis. The Board’s principal responsibility in this area is to ensure that sufficient resources, with appropriate technical and managerial skills, are provided throughout the Company to identify, assess and facilitate processes and practices to address material risks and to monitor our risk management processes by informing itself concerning our material risks and evaluating whether management has reasonable controls in place to address the material risks. The involvement of the Board in reviewing our business strategy is an integral aspect of the Board’s assessment of management’s tolerance for risk and also its determination of what constitutes an appropriate level of risk for the Company.

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Stockholder and Interested Party Communications

The Board has not adopted a process for security holders to send communications to the Board. Given the nature of the Company’s business, its limited stockholder base and current composition of management, the Board does not believe that the Company requires a process for security holders to send communications to the board of directors at this time. The Board takes the position that management of the Company following the Reverse Merger will establish such a process that will be appropriate for the Company’s operations.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant. has duly caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

PRETORIA RESOURCES TWO, INC.

Dated: April 6, 2015	By:	/s/ Ronald Williams
	Name:	Ronald Williams
	Title:	President

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